Filed pursuant to Rule 424(b)(3)
Registration No. 333-283119

Prospectus Supplement No. 5
(To Prospectus dated May 19, 2025)

WELSBACH TECHNOLOGy Metals acquisition CORP.

This prospectus supplement updates, amends and supplements the prospectus dated May 19, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-4 (Registration No. 333-283119) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

WTMA Units and WTMA Common Stock are currently quoted on the Pink market under the symbols “WTMAU” and “WTMA,” respectively, and WTMA Rights are currently quoted on the OTCQB under the symbol “WTMAR.” As of June 26, 2025, the most recent closing price for the WTMA Units, WTMA Common Stock and WTMA Rights was $10.62, $11.40 and $0.499, respectively.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 27, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (date of earliest event reported): June 26, 2025

Welsbach Technology Metals Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41183	87-1006702
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4422 N. Ravenswood Ave #1025

Chicago, Illinois 60640

(Address and zip code of principal executive offices)

(251) 280-1980

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and one Right to receive one-tenth of one share of Common Stock	WTMAU	N/A
Common Stock, $0.0001 par value per share	WTMA	N/A
Rights, each exchangeable into one-tenth of one share of Common Stock	WTMAR	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As approved by its stockholders at the Extension Special Meeting (as defined below), on June 26, 2025, Welsbach Technology Metals Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company entered into an amendment (the “Trust Agreement Amendment”) to the Investment Management Trust Agreement, dated December 27, 2021, as previously amended, by and between Continental Stock Transfer & Trust Company and the Company (the “Trust Agreement”), to permit the Extension (as defined below).

The foregoing summary of the Trust Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement Amendment attached hereto as Exhibit 10.1, which is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Business Combination Special Meeting

On June 26, 2025, the Company held a special meeting of its stockholders (the “Business Combination Special Meeting”). On May 19, 2025, the record date for the Business Combination Special Meeting, there were 3,366,765 shares of common stock of the Company entitled to be voted at the Business Combination Special Stockholder Meeting, approximately 94.13% of which were represented in person or by proxy at the Business Combination Special Meeting.

The final results for each of the matters submitted to a vote of the Company’s stockholders at the Business Combination Special Meeting are as follows:

1. Merger Agreement Proposal

The stockholders approved the proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by the Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of November 11, 2024, as amended by the Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated February 10, 2025, as amended by the Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated March 31, 2025, and as amended by the Amendment No. 4 to Amended and Restated Agreement and Plan of Merger, dated June 11, 2025 (as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, WTMA Merger Subsidiary LLC (“Merger Sub”) and Evolution Metals LLC (“EM”), and the transactions contemplated thereby (the “Business Combination”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into EM, with EM surviving the Merger as a wholly owned subsidiary of the Company, which is expected to change its name to Evolution Metals & Technologies Corp (“New EM”) upon consummation of the Business Combination, in accordance with the terms and subject to the conditions of the Merger Agreement. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

2. Organizational Documents Proposal

The stockholders approved the proposal to approve and adopt the proposed Second Amended and Restated Certificate of Incorporation of New EM (the “Proposed Charter”) and proposed Amended and Restated Bylaws of New EM (the “Proposed Bylaws”). The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3A. Advisory Governance Proposal A

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Company’s amended and restated certificate of incorporation (the “Existing Charter”) to change the authorized capital stock of the Company from (i) 101,000,000 shares, consisting of (a) 100,000,000 shares of common stock of the Company and (b) 1,000,000 shares of preferred stock of the Company under the Existing Charter to (ii) 1,501,000,000 shares, consisting of (a) 1,500,000,000 shares of common stock of New EM (“New EM Common Stock”) and (b) 1,000,000 shares of New EM preferred stock under the Proposed Charter. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3B. Advisory Governance Proposal B

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Company’s amended and restated bylaws (“Existing Bylaws”) to provide for a board of directors consisting of three classes of directors, with only one class of directors being elected each year and each class serving a three-year term. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3C. Advisory Governance Proposal C

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Bylaws to provide that any vacancies on the New EM board of directors, or new directorships, may be filled exclusively by the affirmative vote of a majority of the directors then in office, not the New EM stockholders. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3D. Advisory Governance Proposal D

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Bylaws to provide that special meetings of the stockholders may be called by the New EM board of directors, the chairperson of the New EM board of directors, the executive chairman of the New EM board of directors, the chief executive officer or president, and shall not be called by any other person or persons. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3E. Advisory Governance Proposal E

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Charter to require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote to amend: provisions of the Proposed Bylaws; the provisions related to New EM Common Stock; the provisions relating to forum selection; the provisions regarding removal of directors; the indemnification provisions; the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and the amendment provision requiring that the above provisions be amended only with a two-thirds (66 and 2/3%) supermajority vote. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3F. Advisory Governance Proposal F

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Bylaws to require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote to adopt, amend or repeal the Proposed Bylaws. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3G. Advisory Governance Proposal G

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Bylaws to require stockholders to meet certain notice and information requirements in order for a stockholder to make any nomination of a person or persons for election to the New EM board of directors at an annual meeting or for business to be properly brought at an annual meeting by a stockholder. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3H. Advisory Governance Proposal H

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Charter to provide that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

3I. Advisory Governance Proposal I

The stockholders approved the proposal to approve, on a non-binding advisory basis, an amendment to the Existing Bylaws to require, for the election of persons nominated for director in an uncontested election, the affirmative vote of a majority of the votes cast in such election, and for the election of persons nominated for director in a contested election, the affirmative vote of a plurality of the votes cast in such election. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

4. Director Election Proposal

The stockholders elected one Class I director, two Class II directors and two Class III directors to serve on New EM’s board of directors upon the closing of the Business Combination until the 2025, 2026 and 2027 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death. The voting results were as follows:

(a)	Thomas Stoddard (Class I)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

(b)	Mark P. Matthews (Class I)[1]

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,619,159	0	0	N/A

(c)	Robin S. Bernstein (Class II)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

(d)	Christopher C. Miller (Class II)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

(e)	Chris Hansen (Class III)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

(f)	David Wilcox (Class III)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

[1]	In advance of the Business Combination Special Meeting, Mr. Mark P. Matthews notified the Board of Directors that he withdrew his nomination as director candidate. Accordingly, the Company’s board of directors withdrew its nomination of Mr. Mark P. Matthews to serve as a Class I director. Any votes cast for or against the election of Mr. Mark P. Matthews were not counted.

5. Stock Issuance Proposal

The stockholders approved the proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of 822,238,987 shares of New EM Common Stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,159	0	0	N/A

6. New EM Equity Incentive Plan Proposal

The stockholders approved the proposal to approve and adopt the Evolution Metals & Technologies Corp. 2025 Equity Incentive Plan. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,869,159	0	300,000	N/A

The Adjournment Proposal (as defined in the Company’s proxy statement/prospectus included as part of the Registration Statement on Form S-4, initially filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2024, as amended), which had been previously voted on by proxy, was not presented to stockholders at the Business Combination Special Meeting.

Extension Special Meeting

On June 26, 2025, the Company held a special meeting of its stockholders (the “Extension Special Meeting”). On May 19, 2025, the record date for the Extension Special Meeting, there were 3,366,765 shares of common stock of the Company entitled to be voted at the Extension Special Meeting, approximately 94.13% of which were represented in person or by proxy at the Extension Special Meeting.

The final results for each of the matters submitted to a vote of the Company’s stockholders at the Extension Special Meeting are as follows:

1. Charter Amendment Proposal

The stockholders approved the proposal to approve and adopt an amendment of the Existing Charter to allow the Company to extend (the “Extension”) the date by which the Company has to consummate a business combination for up to an additional three months, from June 30, 2025 (the date which is 42 months from the closing date of the Company’s initial public offering of units (the “IPO”)) to up to September 30, 2025 for no contribution to the trust account established in connection with the IPO. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,086	0	0	N/A

2. Trust Amendment Proposal

The stockholders approved the proposal to approve and adopt an amendment of the Trust Agreement to permit the Extension. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,169,086	0	0	N/A

The Adjournment Proposal (as defined in the Company’s definitive proxy statement on Schedule 14A, as filed with the SEC on June 6, 2025), which had been previously voted on by proxy, was not presented to stockholders at the Extension Special Meeting.

Item 8.01. Other Events.

In connection with the Business Combination Special Meeting and the Extension Special Meeting, the holders of 1,024,736 shares of the Company’s common stock and 518,102 shares of the Company’s common stock, respectively, properly exercised, and as of June 26, 2025 have not reversed, their right to redeem their shares for cash at a redemption price of approximately $11.31 per share. Accordingly, in connection with the Extension Special Meeting, the aggregate redemption amount was $5.86 million, leaving approximately $6.38 million in the trust account after giving effect to the redemptions in connection with the Extension Special Meeting, based on the approximately $12.24 million held in the trust account as of June 26, 2025 (less funds that may be withdrawn to pay taxes). Furthermore, in connection with the Business Combination Special Meeting, the aggregate redemption amount was $11.595.73 million, representing an additional $5.73 million aggregate redemption amount after taking into effect the redemption in connection with the Extension Special Meeting, leaving approximately $0.66 million in the trust account after giving effect to the redemptions in connection with both the Extension Special Meeting and the Business Combination Special Meeting. As previously disclosed, the Company extended the deadline for its stockholders to withdraw and reverse any previously delivered demand for redemption made in connection with the Business Combination Special Meeting until the Company determines not to accept reversals of redemption instructions. If a stockholder has previously submitted a request to redeem its shares in connection with the Business Combination Special Meeting and would like to reverse such request, such stockholder may contact the Company’s transfer agent, Continental Stock Transfer & Trust Company, at spacredemptions@continentalstock.com.

The Company has determined that it will not utilize any funds from its trust account to pay any potential excise taxes that may become due upon a redemption of the Company’s public shares in connection with a liquidation of the Company if it does not effect a business combination prior to its termination date.

The Company has also determined that it will not utilize any funds from its trust account to pay any dissolution expenses in connection with the liquidation of the trust account and of the Company if it does not effect a business combination prior to its termination date.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment to the Investment Management Trust Agreement, dated June 26, 2025, by and between Welsbach Technology Metals Acquisition Corp. and Continental Stock Transfer & Trust Company

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2025

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer

Exhibit 10.1

TRUST AMENDMENT

THIS AMENDMENT TO THE INVESTMENT MANAGEMENT TRUST AGREEMENT (this “Amendment”) is made as of June 26, 2025, by and between Welsbach Technology Metals Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in that certain Investment Management Trust Agreement, dated December 27, 2021, by and between the parties hereto, as most recently amended on June 28, 2024 (the “Trust Agreement”).

WHEREAS, a total of $77,276,860 was placed in the Trust Account from the IPO and sale of private rights;

WHEREAS, Section 7(c) of the Trust Agreement provides the Trust Agreement may only be amended with the approval of the holders of 50% or more of the shares of Common Stock represented at the special meeting (the “Consent of the Stockholders”) provided that all Public Stockholders must be given the right to receive a pro-rata portion of the trust account (no less than $10.00 per share plus the amount per share deposited in the Trust Account pursuant to any Extension Letter) in connection with any such amendment) (the “Redemption Right”);

WHEREAS, the Company obtained the Consent of the Stockholders to approve this Amendment and provided the Redemption Right; and

WHEREAS, each of the Company, the Underwriters and Trustee desire to amend the Trust Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Amendments to Trust Agreement.

(a)  The Section 1 (i) of the Trust Agreement is hereby amended and restated as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after receipt of, and only in accordance with, the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, signed on behalf of the Company by its President, Chief Executive Officer or Chairman of the Board and Secretary or Assistant Secretary and, in the case of a Termination Letter in a form substantially similar to that attached hereto as Exhibit A, acknowledged and agreed to by Chardan, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed in the Termination Letter and the other documents referred to therein; provided, however, that in the event that a Termination Letter has not been received by the Trustee by (i) June 30, 2025 (“Closing”), or (ii) in the event that the Company extended the time to complete the Business Combination for up to three additional months up to September 30, 2025, but has not completed the Business Combination within such period (as applicable, the “Last Date”), the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the Public Stockholders as of the Last Date.”

2.    Miscellaneous Provisions.

2.1. Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Trustee shall bind and inure to the benefit of their permitted respective successors and assigns.

2.2. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.3. Applicable Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

2.4. Counterparts. This Amendment may be executed in several original or facsimile counterparts, each of which shall constitute an original, and together shall constitute but one instrument.

2.5. Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.6. Entire Agreement. The Trust Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first set forth above.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

By:	/s/ Daniel Mamadou
	Name:	Daniel Mamadou
	Title:	Chief Executive Officer

CHARDAN CAPITAL MARKETS, LLC,

AS THE REPRESENTATIVE OF THE UNDERWRITERS IN THE IPO

By:	/s/ George Kaufman
	Name:	George Kaufman
	Title:	Managing Director

CONTINENTAL STOCK TRANSFER & TRUST COMPANY,

AS TRUSTEE

By:	/s/ Francis Wolf
	Name:	Francis Wolf
	Title:	Vice President